January 26, 2011

Ms. Jessica Kane
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:
Power of the Dream Ventures, Inc.
Amendment No.1 to Form 100K for the
Fiscal Year Ended December 31, 2009
Filed November 5, 2010
Amendment No.3 to Form 1O-Q for the
Fiscal Quarter Ended March 31, 2010
Filed December 23, 2010
Amendment No.2 to Form 1O-Q for the
Fiscal Quarter Ended June 30, 2010
Filed November 29, 201"
Form 1O-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52289

Dear Ms. Kane:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our  responses to the comments set forth in the Staff’s letter to the Company, dated January 11, 2011 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

Amendment No. I to Form 10-K for the Fiscal Year Ended December 31, 2009-

Summary Compensation Table, page 30

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

1.
We note your response to comment two in our letter dated December 16, 2010, specifically, that the stock awards contained in the Summary Compensation Table for 2008 were granted to the named executive officers in 2007. Additionally, based on the chart you provided in your supplemental response, it appears that the amounts you disclose in the Summary Compensation Table for the 2008 stock awards are compensation expenses rather than aggregate grant date fair values. When disclosing the valuation of stock awards in the Summary Compensation Table, please note that Item 402(n)(2)(v) of Regulation S-K requires you to disclose the aggregate grant date fair value computed in accordance with F ASB ASC Topic 718 and SEC Release No. 33-9089 (Dec. 16,2009) clearly specifies that you should not disclose the dollar amount recognized for financial statement purposes for the applicable fiscal year. Please refer to page 26 of SEC Release No. 33-9089 for specific guidance regarding computation of aggregate grant date fair value of stock awards that were granted in a previous fiscal year. Please revise your Summary Compensation Table accordingly and include it in your supplemental response. In addition, it appears that you calculate the fair value of the shares underlying the restricted stock agreements at the vesting date instead of the grant date. Please help us understand why you believe calculating the fair value of shares at the vesting date instead of the grant date is in accordance with F ASB ASC 718. In doing so, please clarify whether there are any market, performance, or service conditions included in your restricted stock agreements. Please note that we may have further comment based on your revised disclosure.

Response to Comment 1:

Based on consultation with our auditor we hereby submit the following table in response to your questions. If we understood your comment correctly you believe that stock granted to Executive Officers in 2007, even though most of it vested in 2008, needs to be accounted for in 2007 and not 2008. The following table reflects this change, as requested.

SUMMARY COMPENSATION TABLE*
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Viktor Rozsnyay	2008	13,006		0					13,006
President & CEO	2009	8,600		0					8,600
Daniel Kun	2008	21,850		0					21,850
Vice President	2009	8,600		80,000					88,600
Ildiko Rozsa	2008	25,148		0					25,148
Chief Financial Officer	2009	18,000		48,000					66,000
Mihaly Zala	2008	38,839		0				17,000	55,839
Chief Technology Officer	2009
Szilvia Toth	2008	41,158		0					41,158
Chief Accounting Officer	2009	25,000		48,000					73,000
Total	2008	140,001		0				17,000	157,001
	2009	60,200		176,000					236,200

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cellular phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa
Ildiko Rozsa
Chief Financial Officer

cc:	Viktor Rozsnyay